UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1 -	Press release: 500.com Limited Reiterates that it Has Obtained Proper Approvals to Operate an Online Sports Lottery Service in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman and Chief Executive Officer

Date: May 8, 2014

Exhibit 99.1

500.com Limited Reiterates that it Has Obtained Proper Approvals to Operate an Online Sports Lottery Service in China

500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it fervently denies the allegations made in unsubstantiated rumors regarding the legality of the Company’s operations that have been circulated in the Chinese media.

The Company reiterates that it has obtained all relevant approvals to legitimately operate an online sports lottery service in China. In particular, the Company has obtained approval from the Ministry of Finance of the People’s Republic of China (“Ministry of Finance”), which is the ultimate regulator of China’s lottery industry and oversees the operation of China Sports Lottery Administration Center. This information can be confirmed through the Ministry of Finance’s website at the following link:

http://zhs.mof.gov.cn/zhuantilanmu/caipiaoguanli/201310/t20131030_1005120.html

In addition, a news report issued by Xinhua News Agency today contained an interview with a competent official from the Ministry of Finance. The official confirmed that the Company has been approved by the Ministry of Finance to operate an online sports lottery service in China. The official further clarified that such approval by the Ministry of Finance, instead of issuing “licenses” to online lottery service providers, is implemented under the new regulatory regime. The news report can be found at the following link:

http://news.xinhuanet.com/fortune/2014-05/08/c_1110604153.htm

500.com has entered into commercial contracts with a number of provincial sports lottery centers which clearly lay out the Company’s roles and responsibilities. The legality of the Company’s business is endorsed by its legal counsel, whose opinion was filed with the SEC on April 2, 2014 in 500.com’s most recent F-1 registration statement.

The Company confirms that the information regarding the Company’s approvals and other aspects of operations is accurately and fairly described in the Company’s Form 20-F filed on March 26, 2014.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the first six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

IR@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com